

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2022

Craig Finster
Chief Financial Officer
Versus Systems Inc.
6701 Center Drive West, Suite 480
Los Angeles, CA 90045

   Re: Versus Systems Inc.
     Registration Statement on Form F-3
     Filed March 24, 2022
     CIK No. 0001701963

Dear Mr. Finster:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Technology

cc: Eric Hellige